FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                             For November 25, 2003

Commission File Number 0-25816
                       -------

                          ARCHANGEL DIAMOND CORPORATION
                 (Translation of registrant's name into English)

                          Suite 400, 65 Overlea Blvd.,
                               Toronto, ON M4H 1P1
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F v Form 40-F


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                        Yes            No        v
                                               ----           ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The following is included in this Form 6-K:

Exhibit 99.1    - Form 51-901F Unaudited financial statements for the second quarter 2003, ended June 30, 2003;
Exhibit 99.2    - Press Release dated August 27, 2003
Exhibit 99.3    - Form 51-901F Unaudited financial statements for the third quarter 2003, ended September 20, 2003;
Exhibit 99.4    - Press Release dated September 17, 2003;
Exhibit 99.5    - Form 53-901F Material Change Report dated September 22, 2003;
Exhibit 99.6    - Press Release dated November 19, 2003

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


          ARCHANGEL DIAMOND CORPORATION
                  (Registrant)

         By:    /s/ David Massola
                David Massola
                Chief Financial Officer




Date: November 25, 2003